FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F   [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                          .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation regarding a meeting of the Board of Directors of the Company scheduled to be held on July 25, 2009 to consider and take on record Unaudited financial results(provisional) for the quarter ended June 30, 2009

2.	Intimation regarding book closure dates of the company for the purpose of dividend for the year ended March 31, 2009.

3.	Intimation regarding Annual General Meeting of the Company

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
July 14, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13580

14 July 2009

Dear Sir,

Sub:	Board Meeting for Unaudited Financial Results (Provisional) for the quarter ended 30 June 2009.

In accordance with the Clause 41 of the Listing Agreement with Indian Stock Exchanges, it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 25 July 2009 to consider and take on record Unaudited Financial Results (Provisional) for the quarter ended 30 June 2009.

Thanking you,

Yours faithfully,
For Tata Communications Limited

Rishabh Aditya
Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan, for SEC information requirements.

Exhibit 2

HQ/CS/23rd AGM/13576

10 July 2009

Dear Sir,

Sub: Intimation of Book Closure Dates of the Company.

Pursuant to clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 24 July 2009 to 7 August 2009 (both days inclusive) for the purpose of ascertaining eligibility to dividend. Dividend on Equity Shares as recommended by the Directors for the year ended 31st March, 2009, when declared by the members at the Annual General Meeting, will be paid:

(i)	to those shareholders whose names appear on the Company’s Register of Members after giving effect to all valid share transfers in physical form lodged with the Registrar & Transfer Agents (R&T Agents) of the Company on or before Thursday, 23 July 2009.

(ii)	in respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Thursday, 23 July 2009. In respect of shares held in demat mode, the dividend will be paid on the basis of beneficial ownership as per details to be furnished by NSDL and CDSL for this purpose.

2. The Board has recommended to the shareholders a dividend at the rate of Rs.4.50 (Rupees Four and Fifty Paisa only) per share.

Thanking you,

Yours faithfully,
For Tata Communications Limited

Rishabh Aditya
Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan, for SEC information requirements.

Exhibit 3

HQ/CS/23rd AGM/13586

14 July 2009

Dear Sir,

Sub: NOTICE FOR ANNUAL GENERAL MEETING.

NOTICE is hereby given that the Twenty Third Annual General Meeting of Tata Communications Limited will be held at 1100 hours on Friday, 7 August 2009, at MC Ghia Hall, Bhogilal Hargovindas Building, Second Floor, 18/20 Kaikhushru Dubash Marg, Kalaghoda, Mumbai – 400001 to transact the business as enlisted in the Annual Report containing Notice along with the Explanatory Statement dispatched to the shareholders.

A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a Member. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.

Thanking you,

Yours faithfully,
For Tata Communications Limited

Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan, for SEC information requirements.